Exhibit 1.02

SCHLUMBERGER LIMITED

CONFLICT MINERALS REPORT

FOR THE YEAR ENDED DECEMBER 31, 2013

This Conflict Minerals Report (the “Report”) of Schlumberger Limited has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2013 to December 31, 2013.

All references in this Report to “Schlumberger,” “Company,” “we” or “our” are to Schlumberger Limited (Schlumberger N.V., incorporated in Curaçao) and its consolidated subsidiaries.

As an oilfield services company, Schlumberger is the world’s leading supplier of technology, integrated project management and information solutions to the international oil and gas exploration and production industry. Schlumberger operates in each of the major oilfield service markets, managing its business through three Groups — Reservoir Characterization, Drilling and Production — each consisting of a number of technology-based service and product lines.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which specified minerals are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “conflict minerals”).

Description of Products Covered by this Report

This Report relates to products sold: (a) that contain conflict minerals necessary to their functionality or production (“necessary conflict minerals”); (b) that we had reason to believe may have originated in the Democratic Republic of the Congo or an adjoining country (the “covered countries”) and may not have come from recycled or scrap sources; and (c) that we manufactured, or contracted to be manufactured, in 2013 (the “covered products”). The covered products are as follows, categorized by Group: Reservoir Characterization — permanent multiphase meters and customized production facilities; subsea safety valves; oil, gas and core analysis laboratory equipment; seismic land acquisition systems; wireline surface and downhole equipment; perforating hardware and accessories; Drilling — downhole drilling tools; solids and pressure control equipment for drilling fluids systems; data acquisition equipment for drilling operations; Production — downhole completions tools; artificial lift pumps; stimulation pumping and cementing equipment; downhole coiled tubing tools; and groundwater monitoring products.

Due Diligence Design and Process

Our due diligence efforts were designed to conform in all material respects to the framework in the Organisation for Economic Co-operation and Development’s “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas,” including the related supplements on gold and on tin, tantalum and tungsten (collectively, the “OECD Guidance”).

The following is a description of the measures that we took to exercise due diligence on the source and chain of custody of necessary conflict minerals contained in our covered products.

Step 1: Company Management Systems

Conflict Minerals Policy

We have adopted a policy relating to conflict minerals in our products (the “Conflict Minerals Policy”), incorporating relevant standards contained in the OECD Guidance, which is available at http://www.slb.com/about/global_citizenship/conflict_minerals.aspx. The Conflict Minerals Policy iterates our commitment to responsible sourcing of materials from suppliers that share our values. It reflects our expectation that our immediate (“Tier 1”) suppliers will perform due diligence similar to ours on the sources of conflict minerals in their supply chains, and our expectation that they will require their own suppliers to do the same. It further provides generally that when a robust and validated conflict-free supply chain is established or a robust mineral tracing program is developed, we will expect our direct suppliers to procure only minerals using that validated supply chain, so as to avoid the use of minerals that have financed conflict.

Internal Management Teams

Members of our business, legal, engineering, procurement and sourcing, finance, audit and information technology functions comprised a core team that was involved in various phases of compliance with the Rule. This core team has established processes and protocols to provide for controls and transparency over the conflict minerals supply chain. The core team formally reports to senior management on progress in our compliance efforts, and promotes consistency in interpretation of the Rule throughout the Company and in implementation of our compliance efforts.

In addition, we established a steering committee comprised of executive-level representatives of procurement and sourcing, engineering, manufacturing and sustaining, and legal. The steering committee is responsible for implementing our conflict minerals compliance strategy; setting the general direction of our conflict minerals compliance efforts; and allocating sufficient resources in the cross-functional core team efforts. Senior management and various committees of our Board of Directors were briefed about the results of our due diligence efforts on a periodic basis in 2013 and 2014.

Control Systems

We have adopted a process and developed an electronic repository to retain relevant documentation, including information related to conflict minerals compliance efforts and determinations; written methodology summaries describing how each of our relevant business segments determined which of its products were potentially subject to the Rule; associated suppliers and the supply chain for each.

As we do not, except in very rare instances, have direct relationships with conflict mineral smelters and refiners (“SORs”), we engaged with others in our industry to compare and assess due diligence practices, identify SORs in our supply chains and formulate potential improvements in our ongoing due diligence efforts. We implemented a supply chain transparency system through the use of due diligence tools developed by the Conflict-Free Sourcing Initiative (“CFSI”), including the CFSI’s Conflict Minerals Reporting Template, which is designed to identify the SORs that process the conflict minerals in a company’s supply chain. We also support our suppliers’ use of validation, certification and audit programs of SORs upstream in our supply chain, such as the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (EICC-GeSI) Conflict Free Sourcing Initiative (CFSI); the ITRI Tin Supply Chain Initiative (iTSCi); Tungsten Industry – Conflict Mineral Council Framework (ti-cmc); the London Bullion Market Association (LBMA); the Responsible Jewelry Council (RJC); and the Public Private Alliance for Responsible Minerals Trade (PPA).

We also maintain a company-level grievance mechanism, as described in our Code of Conduct, that enables employees and others to anonymously report concerns, including any concerns regarding our conflict minerals supply chain. Throughout the year, we communicated this mechanism through internal webinars on conflict minerals.

Step 2: Identification and Assessment of Supply Chain Risks

In order to identify and assess the risks in our supply chain, we first identified products for sale that we manufactured or contracted to manufacture in 2013, that contained, or that may contain, necessary conflict minerals. If we determined there was any reasonable possibility that conflict minerals were contained in our covered products, we considered these products in scope for purposes of gathering further information. We then identified our Tier 1 suppliers from which we purchased parts or components for such products.

As a downstream company typically several tiers removed from mining operations and SORs, we must rely on our suppliers to provide information regarding the source and presence of necessary conflict minerals in our covered products. To that end, we engaged a third-party data collection and aggregation provider to assist us in conducting a good faith “reasonable country of origin inquiry.” Information was collected using the CFSI’s Conflict Minerals Reporting Template, which requested our Tier 1 suppliers to identify the SORs and countries of origin of the necessary conflict minerals in our covered products and whether any such necessary conflict minerals came from recycled or scrap sources.

Our supplier engagement began with introductory emails to relevant Tier 1 suppliers notifying them that we would be conducting appropriate due diligence regarding the presence, source and chain of custody for any necessary conflict minerals that may be contained in parts or products that we purchased from them in 2013. We also described our conflict minerals compliance program and the Rule. In an effort to increase awareness of our conflict minerals program, we provided suppliers with background materials describing the conflict minerals rules, including frequently asked questions (FAQs) regarding, among other things, conflict minerals tracing. We also communicated our expectation to eventually source minerals for our parts and products using only validated conflict-free sources and our expectation that our suppliers would adopt the same policy.

We pursued subsequent engagement with certain suppliers, which included the following:

•	we sent multiple email reminders requesting survey completion to non-responsive suppliers;

•	suppliers who remained non-responsive to these email reminders were contacted by phone and offered assistance, including further information about the conflict minerals rule, our conflict minerals program, and clarification regarding how they could provide the required information; and

•	if, following the above efforts, a supplier still did not provide the information requested, we further escalated the matter internally on a supplier risk priority basis, and followed up directly with certain of these suppliers by phone or email.

We prioritized certain responsive suppliers for due diligence based on strategic importance to us and our annual spend with those suppliers. We reviewed and evaluated supplier responses for consistency and completeness, both in terms of which products were said to contain or not contain necessary conflict minerals, as well as the origin of those materials. When necessary, we followed up with suppliers on responses to their reporting templates to seek clarifying or corrective information.

In instances where a supplier identified a SOR and the source of its conflict minerals, we sought to verify this information with third-party databases, Internet searches, and reviews of government databases and industry/trade organization lists. We also compared the SORs identified by a supplier in its responses to us against the CFSI’s list of SORs that have received a conflict-free designation under the Conflict-Free Smelter Program. In some cases, a supplier identified a SOR and stated that its conflict minerals were not sourced from the covered countries. However, we were sometimes able to confirm, based on available information concerning the SOR identified, that the SOR was reported to source from the covered countries. In such cases, we communicated our findings to the supplier for further investigation. As a general matter, we requested that suppliers update their responses to us as more information became available to them.

Step 3: Strategy to Respond to Identified Risks

As described in our Conflict Minerals Policy, in the event that we have reason to believe a supplier is supplying us with conflict minerals from sources that may support the conflict in the covered countries, we will encourage that supplier to establish an alternative source of conflict minerals that does not support such conflict, or we may consider reevaluating the supplier relationship. If a Tier 1 supplier has been unresponsive or otherwise uncooperative in our due diligence efforts, we will also reevaluate that relationship. If a Tier 1 supplier is not aligned with our Conflict Minerals Policy and is unwilling to expect its own suppliers to use conflict-free sources, we may then also reassess that relationship. As described above, we support the use of validation, certification and audit programs of SORs upstream in our supply chain.

Our supplier engagement efforts described above in “Step 2: Identification and Assessment of Supply Chain Risks” also support our risk mitigation efforts.

Step 4: Independent Third-Party Audit of SOR Due Diligence Practices

As stated above, we are a downstream company several tiers removed from mining operations and SORs, rendering transparency of the supply chain very difficult. Furthermore, we do not have direct relationships with SORs and do not perform direct audits of the entities within our supply chain. We rely on our suppliers to provide the information necessary to assess compliance with our conflict minerals program and support the development and implementation of independent third party audits of SORs’ sourcing, such as the CFSI’s Conflict-Free Smelter Program.

Step 5: Report on Supply Chain Due Diligence

As indicated in the Specialized Disclosure Report on Form SD, this Report is publicly available on the Company’s website at http://www.slb.com/about/global_citizenship/conflict_minerals.aspx. Our Conflict Minerals Policy also is available at http://www.slb.com/about/global_citizenship/conflict_minerals.aspx.

Results of Supply Chain Due Diligence

We sent reporting templates to approximately 2,500 suppliers, and received completed responses from approximately 35% of these suppliers. Based on the due diligence measures described herein, we have determined that a portion of the necessary conflict minerals in our covered products was sourced from SORs that have been certified conflict-free. In addition, we have found no reason to believe that any supplier’s mineral sources support the conflict in the covered countries.

However, only a small minority of respondents were able to specify the SORs used for components or parts supplied to us. Most of the respondents indicated that they had not finished the due diligence on their supply chains and therefore could not complete the reporting template. As a result, we do not have sufficient information regarding all of the SORs that processed necessary conflict minerals in our covered products to determine whether those minerals originated in the covered countries or came from recycled or scrap sources. For the same reasons, we are unable to identify the facilities used to process the necessary conflict minerals in our covered products or the country of origin of those necessary conflict minerals. Our efforts to determine the mine or location of origin of necessary conflict minerals in our covered products with the greatest possible specificity consisted of the due diligence measures described in this Report, including our efforts to seek information from suppliers using the CFSI’s Conflict Minerals Reporting Template.

Future Process Improvements

We expect that we will take the following steps, among others, to improve our due diligence measures and to further mitigate the risk that necessary conflict minerals contained in our products directly or indirectly finance or benefit armed groups in the covered countries: in-scope products and suppliers— review and update the list of covered products and associated Tier 1 suppliers as needed; supplier engagement — continue our supplier engagement process with Tier 1 suppliers to increase supply chain transparency, by follow up with un-responsive suppliers; re-engage suppliers periodically to update changed or new sourcing information; continue to monitor and track suppliers against the expectations set forth in our Conflict Minerals Policy to evaluate their progress in meeting those expectations, including conflict minerals into relevant supplier business agendas for alignment and progress reviews, and seek to incorporate contractual provisions relating to compliance with our Conflict Minerals Policy in relevant supplier contracts as they are entered into or renewed; and systems support — continue to develop our information systems with flags and filters reasonably designed to improve our conflict minerals program and obtain further improvements in our third-party data collection and reporting tool.